Exhibit 3.1

AMENDMENT NO. 2 TO
AMENDED AND RESTATED BYLAWS
OF
COURIER CORPORATION

The last paragraph of Article XI of the Amended and Restated Bylaws of Courier Corporation is hereby deleted in its entirety and replaced with the following:

Any action required or permitted to be taken at any meeting of the Directors may be taken without a meeting, if all Directors consent thereto in writing and/or by electronic transmission, and such writing or writings and/or electronic transmission or transmissions are filed with the records of the meetings of the Directors.  Such consent shall be treated as a vote for all purposes.

Approved by the Board of Directors: November 15, 2012